EXHIBIT 3.5

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED BY-LAWS OF

GALECTO, INC.

This Certificate of Amendment (this “Amendment”) to the Amended and Restated By-laws (the “By-laws”) of Galecto, Inc., a Delaware corporation (the “Company”), is effective as of March 13, 2025 and is made pursuant to Article VI, Section 9(a) of the By-laws.

1. Section 5 of Article I of the By-laws is hereby amended by deleting Section 5 of Article I of the By-laws in its entirety and replacing it with the following:

SECTION 5. Quorum. Except as otherwise required by applicable law, the Certificate or these By-laws, the holders of record of one-third of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2. Except as set forth in this Amendment, no terms or conditions of the By-laws have changed. In the event of any inconsistencies between the terms of this Amendment and the By-laws, the terms of this Amendment shall prevail.

The Company has caused this Amendment to be executed by its President and Chief Executive Officer as of March 13, 2025.

By: /s/ Hans Schambye

Name: Hans T. Schambye, M.D. Ph.D.

Title: President and Chief Executive Officer